UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38929

Fiverr International Ltd.
(Translation of registrant’s name into English)

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 28, 2022, Fiverr International Ltd. (the “Company”) received the approval of the Israeli court for its motion to extend its former motion to allow the Company to, among other things, repurchase its convertible senior notes and to utilize shares in the capped call transactions entered into by the Company in connection with the issuance of the convertible senior notes for the aggregate equity amount of up to $143,000,000 until December 28, 2022. The Company’s board of directors will have the authority to determine if and when to implement any repurchase. The Company intends to continue filing extension requests for the court approval on an ongoing basis as required.

This information in this Report on Form 6-K (the “Form 6-K”) is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration Nos. 333-232310, 333-237511, 333-248580, 333-253261, 333-262814, and 333-262817) and Form F-3 (Registration No. 333-253782).

Forward-Looking Statements

This Form 6-K contains forward-looking statements. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Israeli court approval, including any applicable extension request filings, and any potential share or notes repurchase program. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including without limitation the important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2022, and our other reports filed with the SEC. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: June 29, 2022	By: /s/ Gurit Kainan Vardi Gurit Kainnan Vardi EVP & General Counsel